[PALATIN LETTERHEAD]

June 28, 2005

James Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Mail Stop 3-9
Washington, DC 20549

Re:	Palatin Technologies, Inc. Form 10-K for the Fiscal Year Ended June 30, 2004 Form 10-Q for the Quarter Ended March 31, 2005 File No. 001-15543

Dear Mr. Rosenberg:

On behalf of Palatin Technologies, Inc. (the “Company”), we respond as follows to the Staff’s legal comments dated May 23, 2005 relating to the above-captioned public filings. Captions and page references herein correspond to those set forth in the draft Form 10-Q/A for the quarter ended March 31, 2005, the enclosed copy of which has been marked with the changes from the initial filing. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided our response to each comment immediately thereafter.

Form 10-K for the Fiscal Year Ended June 30, 2004

Management’s Discussion and Analysis

Critical Accounting Policies, page 21

For each critical accounting policy we do not see any disclosure about the factors and assumptions and reasonably likely effects that changes could have, nor do we see disclosure quantifying what your actual changes in estimates have been and what caused those changes. Please provide us your analysis to support why that disclosure is not in the filing.

The Company’s most significant accounting estimate is its estimate of the period over which it will perform development activities under collaborative agreements. This estimate is used for the purposes of recognizing revenue on up-front payments received under such agreements in accordance with Staff Accounting Bulletin No. 104.

During fiscal years 2000 through 2004, the Company recognized a total of $1.3 million of revenue from up-front payments received under its collaboration agreement with Mallinckrodt, including $0.5 million under its initial agreement in 1999 and $0.8 million under an amendment entered into in 2002. The Company’s performance period ended in June 2004 and the subject product was approved by the FDA in July 2004. Accordingly, as of June 30, 2004, the Company had no remaining performance obligation and no related deferred revenue balance subject to significant uncertainty.

In August 2004, the Company entered into a collaboration agreement with King Pharmaceuticals for the development of a different product. In its proposed Form 10-Q/A for the quarter ended March 31, 2005, the Company has included a discussion in MD&A on page 11 of the factors, assumptions and reasonably likely effects of changes in assumptions related to that agreement. The Company has also expanded its discussion to provide more information regarding its other critical accounting policies.

Financial Statements

Revenue Recognition, page 57

Please explain more specifically to us the revenue recognition basis for each revenue stream (e.g. grant and contract revenues and up front fees), including the criteria you use in determining when the earnings process is complete, the nature of facts and circumstances underlying adjustments to your performance period estimate and the factors used to determine substantive progress toward completion under the contract. As it relates to Mallinckrodt, explain the relationship between cash payments of $3.2 million, revenue of $2 million and deferred revenue of $242,000 in 2004.

License fees and royalties:

License fees and royalties consist of the up-front fees received from Mallinckrodt under a 1999 collaboration agreement for the development of a pharmaceutical product. The agreement required the Company to perform development activities during an initial development phase of the collaboration. Accordingly, the up-front fees were deferred and amortized to revenue over the estimated performance period for those activities. Specific performance periods were not stated in the agreement and were estimated by management based on detailed development programs agreed to by the parties. Management monitored the progress and results of these development activities and adjusted its estimated performance period accordingly. Due to the uncertainty inherent in its development programs, including the possibility that a program could be terminated prior to completion without a payment obligation on the part of the Company, the Company recognized such revenue on a straight-line basis, as it believed that no other basis was more reflective of the pattern over which such revenue was earned. At the inception of the collaboration in 1999, the Company estimated that its performance period would end in the fourth quarter of fiscal year 2002. In 2002, the FDA reviewed the biologics license application for the product and determined that additional manufacturing and process validation data were required. Accordingly, in the fourth quarter of fiscal year 2002, the performance period was adjusted prospectively and thereafter from time to time to the date of FDA approval in July 2004.

Of the $3,200,000 received from Mallinckrodt under a May 2002 amendment to its collaboration agreement, $800,000 was received as an up-front payment in 2002, of which $61,538, $584,611 and $153,851 was recognized as revenue during the fiscal years ended June 30, 2002, 2003 and 2004, respectively.

Grants and contracts:

Grants and contracts consist of research and development funding, including amounts received from Mallinckrodt under its collaboration agreement based on the attainment of specified development milestones.

Under its collaboration agreement with Mallinckrodt, the Company earned revenue from achieving development milestones. The contractual milestones pertain primarily to manufacturing tasks and regulatory filings that are discrete tasks or events representing substantive achievements toward completion of the development program. These milestones are recorded as revenue upon objective completion of the task.

Of the $3,200,000 received from Mallinckrodt under the amendment to its collaboration agreement, $400,000 and $2,000,000 was received and recognized as revenue during fiscal years 2003 and 2004, respectively.

Independent of the funding provided under its collaboration agreement, the Company also received payments from Mallinckrodt for the performance of other studies. These payments are recorded as revenue as work on the studies is completed by the Company. At June 30, 2004, the Company has a deferred revenue liability of $242,000, representing payments received from Mallinckrodt in advance of performance.

Grant revenue earned under contracts with the Department of Health and Human Services is earned and recognized as monies are spent by the Company for employee time and out-of-pocket expenses incurred in accordance with the terms of the grant.

Note 6. Stockholders’ Equity, page 63

Please provide the references to the technical literature that served as the basis for your accounting for the downward adjustment in 2003 of the exercise price of certain previously issued and outstanding warrants, which was presented as a deemed dividend in computing net loss attributable to common stockholders. Demonstrate how the amount charged to expense in 2003 complies with GAAP.

The sale of common stock and warrants in July 2002, November 2002 and March 2003 triggered downward adjustments in the exercise prices of certain of the Company’s outstanding warrants. At the date of each related stock issuance, using the approach provided under Statement of Financial Accounting Standards No. 123 for modifications of options and warrants issued for goods or services, the value transferred to the warrant-holders at the time of reset was determined by comparing the fair value of the warrants before the reset with the fair value of the warrants after the reset, as calculated by the application of the Black Scholes model. The transferred value was treated as a deemed dividend for earnings per share purposes by analogizing to circumstances described in EITF Issue No. 98-5, EITF Issue No. 00-27 and Statement of Financial Accounting Standards No. 128.

Form 10-Q for the quarter ended March 31, 2005

Please amend the filing to provide the following disclosures in MD&A or as indicated:

•	Disaggregate product sales from royalty revenue on the face of the statement of operations.

We have amended our Consolidated Statements of Operations on page 3 to disaggregate product sales from royalty revenue.

•	Disclose the payment terms for product sales and royalties.

We have revised our discussion in MD&A on pages 14 and 16 to provide a discussion of payment terms.

•	Clarify in your accounting policy note to the financial statements when royalties are recognized.

We have revised our note on page 7 to clarify when we record royalty revenue.

•	Explain why product and royalty revenue decreased to $466,000 in the quarter ended March 31, 2005 from $1.5 million in the quarter ended December 31, 2004.

The discussion of product sales in MD&A on page 14 has been revised to provide a discussion of the variation in quarterly sales.

•	Quantify the amount of product sales that do not have a related cost of products sold since the cost of the product sold was previously expensed as research and development expense prior to FDA approval.

Disclosure has been added to the Cost of Sales discussion in MD&A on page 15 to indicate that the active drug product for all units sold to date was previously expensed.

•	Explain what is included in cost of sales if the cost of product sold was previously expensed as research and development expense.

Disclosure has been added to the Cost of Sales discussion in MD&A on page 14 to indicate that recorded costs of sales includes primarily packaging and other materials.

•	Disclose the period over which the $20 million up front payment from King is being recognized and how that period was determined.

We have amended our discussion in MD&A on page 11 to state the estimated performance period and provide more information concerning how the period was determined.

•	In MD&A, disaggregate the amount of each material component of license, grant and contract revenue so that a reader can understand the nature and amount of each revenue stream.

The Company’s discussion of license, grant and contract revenue in MD&A on page 14 has been amended to identify each component of revenue.

•	Disclose the components of accounts receivable at March 31, 2005 explaining the high level of receivables as compared to revenue in the quarter ended March 31, 2005.

The Company has amended its discussion in MD&A on page 16 and its notes to financial statements on page 6 to include the components of the March 31, 2005 receivables balance and an indication that a significant portion of the Company’s quarterly revenues are received after quarter-end by the terms of its collaboration agreements.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any actions with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will file the amended Form 10-Q upon completion of your review. You may contact me directly at (609) 495-2200 extension 2222 should you require additional information.

Very truly yours,

/s/ Stephen T. Wills

Stephen T. WillsChief
Financial Officer